Exhibit 99.1

Interim Condensed

Consolidated Financial Statements *(unaudited)*

(Expressed in thousands of United States (U.S.) dollars)

Aurinia Pharmaceuticals Inc.

Q2 | 15

Second Quarter

Ended June 30, 2015

Aurinia

Interim Condensed

Consolidated Financial Statements (unaudited)

(Expressed in thousands of United States (U.S.) dollars)

Aurinia Pharmaceuticals Inc.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of U.S. dollars)

	June 30, 2015 $	December 31 2014 $
Assets
Current assets
Cash and cash equivalents	15,728	22,706
Short term investment (note 4)	10,008	9,998
Accounts receivable	85	92
Prepaid expenses	464	755

	26,285	33,551
Non-current assets
Property and equipment	47	52
Acquired intellectual property and other intangible assets	17,765	18,489
Prepaid deposits	286	286

Total assets	44,383	52,378

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	3,351	2,464
Current portion of deferred revenue	217	217
Provision for restructuring costs	155	155

	3,723	2,836
Non-current liabilities
Deferred revenue	738	847
Provision for restructuring costs	39	116
Contingent consideration (note 5)	3,746	3,473
Derivative warrant liability (note 6)	8,124	11,235

	16,370	18,507

Shareholders’ equity
Share capital
Common shares (note 7)	261,546	259,712
Warrants (note 7)	1,297	1,804
Contributed surplus	14,455	12,306
Accumulated other comprehensive loss	(805)	(805)
Deficit	(248,480)	(239,146)

Total shareholders’ equity	28,013	33,871

Total liabilities and shareholders’ equity	44,383	52,378

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

For the three and six month periods ended June 30, 2015 and 2014

(Expressed in thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	June 30, 2015 $	June 30, 2014 $ (restated- note 2)	June 30, 2015 $	June 30, 2014 $ (restated- note 2)
Revenue
Licensing revenue	29	29	59	59
Research and development revenue	25	25	50	50
Contract services	5	17	12	29

	59	71	121	138

Expenses
Research and development	4,330	2,547	7,660	3,587
Corporate, administration and business development	1,414	1,713	3,319	4,086
Amortization of acquired intellectual property and other intangible assets	358	359	750	718
Amortization of property and equipment	5	10	11	20
Contract services	4	10	9	18
Restructuring costs	—	403	—	972
Other expense (income) (note 8)	83	(954)	181	(55)

	6,194	4,088	11,930	9,346

Net loss before gain (loss) on derivative warrant liability	(6,135)	(4,017)	(11,809)	(9,208)
Gain (loss) on derivative warrant liability (notes 2 and 6)	5,402	(7,017)	2,475	(6,601)

Net loss for the period	(733)	(11,034)	(9,334)	(15,809)

Other comprehensive loss
Translation adjustment which will not be reclassified subsequently to loss	—	—	—	(605)

Comprehensive loss for the period	(733)	(11,034)	(9,334)	(16,414)

Loss per share (note 9)
Basic and diluted net loss per common share	(0.02)	(0.35)	(0.29)	(0.59)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

For the three and six month periods ended June 30, 2015 and 2014

(Expressed in thousands of U.S. dollars)

	Common Shares $	Warrants $	Contributed surplus $	Accumulated Other Comprehensive Loss $	Deficit $	Shareholders’ Equity $
Balance – January 1, 2015	259,712	1,804	12,306	(805)	(239,146)	33,871
Exercise of warrants (note 7)	1,020	(335)	—	—	—	685
Exercise of cashless warrants	636	—	—	—	—	636
Expiry of warrants	—	(172)	172	—	—	—
Exercise of stock options (note 7)	178	—	(80)	—	—	98
Stock-based compensation	—	—	2,057	—	—	2,057
Net loss for the period	—	—	—	—	(9,334)	(9,334)

Balance – June 30, 2015	261,546	1,297	14,455	(805)	(248,480)	28,013

Balance – January 1, 2014	220,908	2,256	10,074	(200)	(219,725)	13,313
Comprehensive loss for the period	—	—	—	(605)	—	(605)
Issue of units (note 7)	40,059	—	—	—	—	40,059
Share issue costs (note 7)	(2,844)	—	—	—	—	(2,844)
Exercise of warrants (note 7)	226	(62)	—	—	—	164
Stock-based compensation	—	—	1,733	—	—	1,733
Net loss for the period	—	—	—	—	(15,809)	(15,809)

Balance – June 30, 2014	258,349	2,194	11,807	(805)	(235,534)	36,011

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Cash Flow

(Unaudited)

For the three and six month periods ended June 30, 2015 and 2014

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30, 2015 $	June 30, 2014 $ (restated- note 2)	June 30, 2015 $	June 30, 2014 $ (restated- note 2)
Cash flow provided by (used in)
Operating activities
Net loss for the period	(733)	(11,034)	(9,334)	(15,809)
Adjustments for:
Amortization of deferred revenue	(54)	(54)	(109)	(109)
Amortization of property and equipment	5	10	11	20
Amortization of acquired intellectual property and other intangible assets	358	359	750	718
Revaluation of contingent consideration	89	105	273	638
Loss (gain) on derivative warrant liability	(5,402)	7,017	(2,475)	6,601
Gain on warrant liability	—	(1,084)	—	(1,084)
Stock-based compensation	773	435	2,057	1,733
Change in provision for restructuring costs	(38)	177	(77)	277
Share issue costs allocated to warrant liability	—	—	—	203
Gain on disposal of property and equipment	—	—	—	(1)

	(5,002)	(4,069)	(8,904)	(6,813)
Net change in other operating assets and liabilities (note 11)	1,305	(114)	1,185	(2,723)

Net cash used in operating activities	(3,697)	(4,183)	(7,719)	(9,536)

Investing activities
Increase in short-term investment	(9)	—	(10)	—
Purchase of equipment	(1)	(44)	(6)	(44)
Proceeds on disposal of property and equipment	—	—	—	1
Capitalized patent costs	(21)	(3)	(26)	(4)

Net cash used in investing activities	(31)	(47)	(42)	(47)

Financing activities
Proceeds from exercise of warrants	400	34	685	164
Proceeds from exercise of stock options	14	—	98	—
Proceeds from issuance of units	—	—	—	52,000
Share issue costs related to issuance of units	—	—	—	(3,693)
Payment of financing milestone to ILJIN	—	—	—	(1,600)

Net cash generated from financing activities	414	34	783	46,871

Effect of exchange rate adjustment on cash and cash equivalents	—	—	—	(16)

Increase (decrease) in cash and cash equivalents	(3,314)	(4,196)	(6,978)	37,272
Cash and cash equivalents – beginning of period	19,042	43,289	22,706	1,821

Cash and cash equivalents – end of period	15,728	39,093	15,728	39,093

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

1.	Corporate information

Aurinia Pharmaceuticals Inc. or the “Company” is a clinical stage pharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8 where clinical, regulatory and business development functions of the Company are conducted. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed.

Aurinia Pharmaceuticals Inc. is organized pursuant to the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the NASDAQ Global Market (NASDAQ) under the symbol AUPH and on the Toronto Stock Exchange under the symbol AUP. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis.

These interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma Corp., Aurinia Pharmaceuticals, Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

These interim condensed consolidated financial statements were authorized for issue by the audit committee of the Board of Directors on August 10, 2015.

2.	Revision of prior period comparatives for correction of accounting for warrants

As described in note 6, the Offering completed by the Company on February 14, 2014, resulted in the issuance of 4,729,843 warrants, exercisable for a period of five years from the date of issuance at an exercise price of $3.22 per warrant. The holders of the warrants may elect, in lieu of exercising the warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercised multiplied by a five day weighted average market price less the exercise price, with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per warrant.

A review of the application of IFRS to these previously issued warrants has resulted in a revision of prior period comparatives for restatement of our previous accounting for the warrants.

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each period end. The derivative liability will ultimately be converted to the Company’s equity (common shares) when the warrants are exercised, or will be extinguished upon the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company.

In the original accounting determination, the estimated fair value of the warrants was recorded in equity at $10,418,000, offset by an allocation of issuance costs of $739,000. At initial recognition the Company should have recorded the estimated fair value of the warrants as a derivative warrant liability at $9,107,000, with allocated issuance costs of $646,000 recognized as other expense. In addition, at March 31, 2014, based on the trading price of the Company’s shares at that time, the Company should have adjusted the estimated fair value of the derivative warrant liability to $8,045,000, resulting in a gain on revaluation of derivative warrant liability in “Other expense (income)” for the three months ended March 31, 2014 of $1,062,000. At June 30, 2014, based on the trading price of the Company’s shares at that time, the Company should have adjusted the estimated fair value of the derivative warrant liability to $15,062,000, resulting in a loss on revaluation of derivative warrant liability of $7,017,000 in “Other expense (income)” for the three months ended June 30, 2014. At September 30, 2014, based on the trading price of the Company’s shares at that time, the Company should have adjusted the estimated fair value of the derivative warrant liability to $9,794,000, resulting in a gain on revaluation of derivative warrant liability of $5,268,000 in “Other expense (income)” for the three months ended September 30, 2014.

There was no impact on cash from operating, financing or investing activities.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

The following table illustrates the impact of the correction for the relevant quarters:

Balance Sheet:

	As at March 31, 2014
	As previously reported $	Adjustment $	As revised $
Derivative warrant liability	—	8,045	8,045
Equity
Common shares	257,084	1,218	258,302
Warrants	11,886	(9,679)	2,207
Deficit	(224,916)	416	(224,500)

	As at June 30, 2014
	As previously reported $	Adjustment $	As revised $
Derivative warrant liability	—	15,062	15,062
Equity
Common shares	257,131	1,218	258,349
Warrants	11,873	(9,679)	2,194
Deficit	(228,933)	(6,601)	(235,534)

	As at September 30, 2014
	As previously reported $	Adjustment $	As revised $
Derivative warrant liability	—	9,794	9,794
Equity
Common shares	257,790	1,218	259,008
Warrants	11,691	(9,679)	2,012
Deficit	(231,453)	(1,333)	(232,786)

Comprehensive loss:

	Three months ended March 31, 2014
	As previously reported $	Adjustment $	As revised $
Gain (loss) on revaluation of derivative warrant liability
Revaluation adjustment on derivative warrant liability	—	1,062	1,062
Share issue costs allocated to derivative warrant liability	—	(646)	(646)

	—	416	416

Comprehensive loss	(5,796)	416	(5,380)
Basic and diluted net loss per common share	(0.24)	(0.02)	(0.22)

	Three months ended June 30, 2014			Six months ended June 30, 2014
	As previously reported $	Adjustment $	As revised $	As previously reported $	Adjustment $	As revised $
Gain (loss) on revaluation of derivative warrant liability
Revaluation adjustment on derivative warrant liability	—	(7,017)	(7,017)	—	(5,955)	(5,955)
Share issue costs allocated to derivative warrant liability	—	—	—	—	(646)	(646)

	—	(7,017)	(7,017)	—	(6,601)	(6,601)

Comprehensive loss	(4,017)	(7,017)	(11,034)	(9,813)	(6,601)	(16,414)
Basic and diluted net loss per common share	(0.13)	(0.22)	(0.35)	(0.35)	(0.24)	(0.59)

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

	Three months ended September 30, 2014			Nine months ended September 30, 2014
	As previously reported $	Adjustment $	As revised $	As previously reported $	Adjustment $	As revised $
Gain (loss) on revaluation of derivative warrant liability
Revaluation adjustment on derivative warrant liability	—	5,268	5,268	—	(687)	(687)
Share issue costs allocated to derivative warrant liability	—	—	—	—	(646)	(646)

	—	5,268	5,268	—	(1,333)	(1,333)

Comprehensive income (loss)	(2,520)	5,268	2,748	(12,333)	(1,333)	(13,666)
Basic income (loss) per common share	(0.08)	0.17	0.09	(0.41)	(0.05)	(0.46)
Diluted income (loss) per common share	(0.08)	0.16	0.08	(0.41)	(0.05)	(0.46)

3.	Basis of presentation

These interim condensed consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual restated financial statements of the Company for the year ended December 31, 2014 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

4.	Short term investment

The short term investment, which is recorded at amortized cost is a HSBC Bank U.S. denominated discount note with a face value of $10,010,000 and a cost of $10,008,000. The note, purchased on February 4, 2015, matures on August 4, 2015 and has an effective interest rate of 0.218%. The Company, on maturity, renewed the discount note for a term of 180 days at an interest rate of 0.31%.

5.	Contingent consideration

The Company has recorded the fair value of contingent consideration payable to ILJIN Life Science Co., Ltd. (“ILJIN”) resulting from the Arrangement Agreement completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN.

Contingent consideration includes potential payments of up to $10,000,000 to be paid in five equal tranches according to the achievement of pre-defined clinical and marketing milestones.

The fair value of this portion of contingent consideration at June 30, 2015 was estimated to be $3,746,000 (December 31, 2014—$3,473,000) and was determined by applying the income approach. The fair value estimates at June 30, 2015 were based on a discount rate of 10% and an assumed probability-adjusted payment range between 35% and 70%. This is a level 3 recurring fair value measurement. There have been no changes in the assumptions since December 31, 2014.

6.	Derivative warrant liability

On February 14, 2014, the Company completed a $52,000,000 private placement (the Offering). Under the terms of the Offering, the Company issued 18,919,404 units (the Units) at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the Warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by a five day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each period end. The derivative liability will ultimately be converted to the Company’s equity (common shares) when the Warrants are exercised, or will be extinguished upon the expiry of the outstanding Warrants, and will not result in the outlay of any cash by the Company.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

In the first quarter ended March 31, 2015, a holder of these Warrants elected this option and the Company issued 66,000 common shares upon the cashless exercise of 182,000 Warrants. These Warrants had a fair value of $636,000 at the date of exercise, determined using the Black-Scholes warrant pricing model. This amount was transferred from derivative warrant liability to common shares.

At June 30, 2015 the Company recorded a derivative warrant liability at $8,124,000 (June 30, 2014 - $15,062,000) which resulted in a gain on revaluation of derivative warrant liability for the three months ended June 30, 2015 of $5,402,000 related to the 4,548,000 derivative liability warrants (June 30, 2014 - loss on revaluation of derivative warrant liability of $7,017,000).

The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

The Company uses the Black-Scholes option pricing model to estimate fair value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liability on June 30, 2015 and June 30, 2014:

	June 30, 2015	June 30, 2014
Annualized volatility	84%	85%
Risk-free interest rate	1.11%	1.47%
Expected life of warrants in years	3.62	4.62
Dividend rate	0.0%	0.0%
Market price	3.10	4.50
Fair value per Warrant	1.79	3.19

This is a Level 3 recurring fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $1,124,000 at June 30, 2015. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $1,098,000. If the volatility were to increase by 10%, this would increase the obligation by approximately $631,000. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $673,000 at June 30, 2015.

The following table presents the changes in the derivative warrant liability categorized as Level 3:

	# of Warrants (in thousands)	$
Balance at January 1, 2015	4,730	11,235
Conversion to equity (common shares) upon exercise of warrants	(182)	(636)
Loss on revaluation of derivative warrant liability	—	2,927

Balance at March 31, 2015	4,548	13,526
Gain on revaluation of derivative warrant liability	—	(5,402)

Balance at June 30, 2015	4,548	8,124

Balance at January 1, 2014	—	—
February 14, 2014 issuance of warrants	4,730	9,107
Gain on revaluation of derivative warrant liability	—	(1,062)

Balance at March 31, 2014	4,730	8,045
Loss on revaluation of derivative warrant liability	—	7,017

Balance at June 30, 2014	4,730	15,062

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

7. Share Capital

(a)	Common shares

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

	Common Shares
Issued	#	$
	(in thousands)	(restated- note 2)
Balance at January 1, 2015	31,818	259,712
Issued pursuant to exercise of stock options	35	178
Issued pursuant to exercise of warrants	348	1,020
Issued pursuant to exercise of derivative liability warrants	66	636

Balance at June 30, 2015	32,267	261,546

Balance at January 1, 2014	12,375	220,908
Issued pursuant to February 14, 2014 Private Placement	18,919	40,059
Share issue costs related to Private placement	—	(2,844)
Issued pursuant to exercise of warrants	75	226

Balance at June 30, 2014	31,369	258,349

(b)	Warrants

	Warrants
Issued	#	$
	(in thousands)	(restated- note 2)
Balance at January 1, 2015	1,724	1,804
Warrants exercised	(348)	(335)
Warrants expired	(8)	(172)

Balance June 30, 2015	1,368	1,297

Balance at January 1, 2014	2,318	2,256
Warrants exercised	(75)	(62)

Balance at June 30, 2014	2,243	2,194

The Company issued 348,000 common shares upon the exercise of 348,000 warrants for proceeds of $685,000. These warrants had a Black-Scholes calculated fair value of $335,000. This amount was transferred from warrants to common shares as a result of the exercise of the warrants.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

Warrants outstanding at June 30, 2015	# (in thousands)	Weighted average exercise price $
Expiry date:
Exercisable in CDN$
September 20, 2016 (CDN$2.25 and CDN$2.50)	1,039	2.00
June 26, 2018 (CDN$2.25 and CDN$2.50)	315	2.00
December 31, 2018 (CDN$2.00)	14	1.60

	1,368	1.99
Exercisable in US$
February 14, 2019 (note 6)	4,548	3.22

	5,916	2.94

(c)	Stock options and compensation expense

The maximum number of Common Shares issuable under the Stock Option Plan is equal to 10% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at June 30, 2015 there were 32,267,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 3,227,000 stock options available for issuance under the Stock Option Plan. An aggregate total of 2,399,000 options are presently outstanding, representing 7.4% of the issued and outstanding Common Shares of the Company.

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board approves the vesting criteria and periods at its discretion. The options issued under the plan are accounted for as equity-settled share-based payments.

A summary of the status of the Company’s stock option plan as of June 30, 2015 and 2014 and changes during the six month periods ended on those dates is presented below:

	June 30, 2015		June 30, 2014 (restated- note 2)
	#	Weighted average exercise price In CDN$	#	Weighted average exercise price In CDN$
Outstanding – Beginning of period	1,376	3.92	276	5.04
Granted	1,068	4.70	1,192	3.50
Expired	—	—	(34)	7.50
Forfeited and cancelled	(10)	4.25	(14)	4.77
Exercised	(35)	3.50	—	—

Outstanding – End of period	2,399	3.96	1,420	3.69

Options exercisable – End of period	1,399	3.86	706	3.79

On January 6, 2015, the Company granted 960,000 stock options to directors, officers and employees of the Company at a price of $3.59 (CDN$4.25) per common share. The options will vest periodically over a period of one year. The options are exercisable for a term of five years.

On April 7, 2015 the Company granted 48,000 stock options to employees of the Company at a price of $4.15 (CDN$5.19).

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

On June 2, 2015, the Company granted 60,000 stock options to the new directors appointed at the Annual General Meeting of Shareholders held on May 26, 2015, at a price of $3.47 (CDN$4.31).

The Company recognized stock-based compensation expense of $773,000 and $2,057,000 for the three and six months ended June 30, 2015 respectively (2014 – $435,000 and $1,733,000) with corresponding credits to contributed surplus. For the three and six month periods ended June 30, 2015, stock compensation expense has been allocated to research and development expense in the amount of $246,000 and $633,000 respectively, (2014 – $Nil and $Nil) and corporate administration expense in the amount of $527,000 and $1,424,000 (2014 – $435,000 and $1,480,000) and restructuring costs in the amount of $Nil and $Nil (2014 – $Nil and $253,000).

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted to employees, officers and directors.

The following weighted average assumptions were used to estimate the fair value of the options granted during the six month periods ended June 30, 2015 and 2014:

	June 30, 2015	June 30, 2014
Expected volatility	85%	85%
Risk-free interest rate	1.04	1.74
Expected life of options in years	3.9	7.1
Estimated forfeiture rate	11.9%	11.9%
Dividend rate	0.0%	0.0%
Exercise price	3.61	3.19
Market price on date of grant	3.61	3.19
Fair value per common share option	2.19	2.39

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behaviour.

Determining the fair value of stock options on grant date, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility. If the stock price volatility was higher by a factor of 10% on the options granted during the six months ended June 30, 2015 this would have increased the stock compensation expense on options granted during this period by approximately $129,000. If the stock price volatility was lower by a factor of 10% on grant date this would have decreased the total stock compensation expense for the quarter by approximately $139,000.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

8.	Other expense (income)

	Three months ended		Six months ended
	June 30, 2015 $	June 30, 2014 $ (restated- note 2)	June 30, 2015 $	June 30, 2014 $ (restated- note 2)
Other expense (income) net composed of:
Finance income
Interest income on short-term bank deposits	(13)	(22)	(29)	(32)

Finance costs
Interest on drug supply loan	—	—	—	30

Other
Revaluation adjustment on contingent consideration (note 5)	89	105	273	638
Foreign exchange loss (gain)	7	47	(63)	191
Share issue costs allocated to warrant liability	—	—	—	203
Gain on re-measurement of warrant liability	—	(646)	—	(646)
Gain on extinguishment of warrant liability	—	(438)	—	(438)
Gain on disposal of equipment	—	—	—	(1)

	96	(932)	210	(53)

	83	(954)	181	(55)

9.	Net loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the three and six months ended June 30, 2015 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of outstanding stock options and warrants were not included in the computation of the diluted loss per common share for the three and six months ended June 30, 2015 and June 30, 2014 because to do so would be anti-dilutive.

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	Three months ended		Six months ended
	June 30, 2015 $	June 30, 2014 $ (restated- note 2)	June 30, 2015 $	June 30, 2014 $ (restated- note 2)
Net loss for the period	(733)	(11,034)	(9,334)	(15,809)

	#	#	#	#
	In thousands	In thousands	In thousands	In thousands
Weighted average common shares outstanding	32,237	31,359	31,963	26,630

	$	$	$	$
Loss per common share (expressed in $ per share)	(0.02)	(0.35)	(0.29)	(0.59)

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	June 30, 2015 #	June 30, 2014 #
	In thousands	In thousands
Stock options	2,399	1,420
Warrants (derivative liability)	4,548	4,730
Warrants (equity)	1,368	2,243

	8,315	8,393

10.	Segment disclosures

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

The following geographic area data reflects revenue based on customer location.

Geographic information

	Three months ended		Six months ended
	June 30, 2015 $	June 30, 2014 $	June 30, 2015 $	June 30, 2014 $
Revenue
Canada	30	42	62	79
China	29	29	59	59

	59	71	121	138

11.	Supplementary cash flow information

Net change in other operating assets and liabilities:

	Three months ended		Six months ended
	June 30, 2015 $	June 30, 2014 $ (restated- note 2)	June 30, 2015 $	June 30, 2014 $ (restated- note 2)
Accounts receivable	29	(14)	7	(12)
Prepaid expenses and deposits	(50)	(1,407)	291	(1,383)
Accounts payable and accrued liabilities	1,326	1,307	887	(131)
Drug supply loan	—	—	—	(1,197)

	1,305	(114)	1,185	(2,723)

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three and six month periods ended June 30, 2015 and 2014

(amounts in tabular columns expressed in thousands of U.S. dollars)

12.	Foreign exchange risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk that variations in exchange rates between the United States dollar, which is the Company’s functional currency, and foreign currencies, primarily with the Canadian dollar, will affect the Company’s operating and financial results.

The following table presents the Company’s exposure to the CDN dollar:

	June 30, 2015 $	June 30, 2014 $
Cash and cash equivalents	37	109
Accounts receivable	60	99
Accounts payable and accrued liabilities	(516)	(1,103)

Net exposure	(419)	(895)

	Reporting Date Rate
	June 30, 2015 $	June 30, 2014 $
CDN$ - US$	0.801	0.937

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the U.S. dollar would have decreased the net loss by $42,000 assuming that all other variables remained constant. An assumed 10 percent weakening of the U.S. dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.